UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04009568

February 25, 2004

Jacqueline Jarvis Jones
Assistant General Counsel
Bank of America Corporation
Legal Department
NC1-002-29-01
101 South Tryon Street
Charlotte, NC 28255

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2/25/2004

Re: Bank of America Corporation
Incoming letter dated January 27, 2004

Dear Ms. Jones:

This is in response to your letter dated January 27, 2004 concerning the shareholder proposal submitted to Bank of America by Arthur A. Gavitt. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
MAR 08 2004
THOMSON
FINANCIAL

Enclosures

cc: Arthur A. Gavitt
EPS X-13910 – P.O. Box 02-5261
Miami, FL 33102-5261

1085917

RECEIVED 2004 JAN 29 PM 5:01 OFFICE OF CHIEF COUNSEL CORPORATION FINANCE

Bank of America

Bank of America
Legal Department
NC1-002-29-01
101 South Tryon Street
Charlotte, NC 28255

Tel 704.386.1621
Fax 704.387.0108

January 27, 2004

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Arthur A. Gavitt

Ladies and Gentlemen:

Bank of America Corporation (the "Corporation") has received a proposal dated September 28, 2003 (the "Proposal") from Arthur A. Gavitt (the "Proponent"), for inclusion in the proxy materials for the Corporation's 2004 Annual Meeting of Stockholders (the "2004 Annual Meeting"). The Proposal is attached hereto as **Exhibit A**. The Corporation hereby requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits the Proposal from its proxy materials for the 2004 Annual Meeting for the reasons set forth herein.

GENERAL

The 2004 Annual Meeting is scheduled to be held on or about May 26, 2004. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about April 19, 2004 and to commence mailing to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2004 Annual Meeting.

USA
Official Sponsor 2000-2004 U.S. Olympic Teams

Recycled Paper

SUMMARY OF PROPOSAL

The Proposal mandates that a "policy shall be adopted by [the Chief Executive Officer], and all subordinate Personnel to offer a response to letters submitted in good faith by Share Owners requesting specific legitimate information. Share Owners who take their valuable time to compose and submit a letter whose content is written clearly, and specifically are entitled to a response from the recipient or assigned subordinate."

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2004 Annual Meeting pursuant to Rules 14a-8(b) and (f) and Rules 14a-8(i)(7) and (i)(4). The Proposal may be excluded pursuant to Rule 14a-8(b) and (f) because the Proponent failed to provide the requested documentary support of his stock ownership. The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the ordinary business of the Corporation. Finally, the Proposal also may be excluded pursuant to Rule 14a-8(i)(4) because it relates to the redress of a personal grievance against the Corporation.

1. The Corporation may omit the Proposal pursuant to Rules 14a-8(b) and (f) because the Proponent failed to provide the requested documentary support of his stock ownership.

The Corporation believes that the Proposal may be properly omitted from its proxy materials for the 2004 Annual Meeting pursuant to Rules 14a-8(b) and 14a-8(f). Pursuant to Rule 14a-8(b), a proponent must have continuously held at least $2,000 in market value of voting securities for at least one year prior to submitting the proposal, and must continue to hold those securities through the date of the meeting. Pursuant to Rule 14a-8(f), a registrant must request documentary support of the proponent's ownership within 14 calendar days of its receipt of the proposal, and the proponent must furnish such support within 14 calendar days of his or her receipt of the registrant's request.

On October 7, 2003, the Corporation received the Proposal. Mr. Gavitt's submission was accompanied by an account statement from his broker dated as of June 28, 2002, a copy of which is attached as **Exhibit B**. No other evidence of share ownership after June 28, 2002 was provided by Mr. Gavitt. The Corporation's stockholder records did not reflect that Mr. Gavitt was a record holder. Additionally, Mr. Gavitt's submission did not indicate that Mr. Gavitt intended to hold his shares through the date of the 2004 Annual Meeting. Accordingly, by letter dated October 21, 2003, a copy of which is attached as **Exhibit C**, the Corporation requested documentary support of his ownership and a representation that he would hold his shares through the 2004 Annual Meeting. Through United States Postal Service Return Receipt, a copy of which is attached as **Exhibit D**, Mr. Gavitt received this letter on October 27, 2003. More than 14 days have elapsed since Mr. Gavitt's receipt of our request and it remains impossible for the Corporation to verify that Mr. Gavitt has held at least $2,000 in market value of the Corporation's common stock continuously for at least one year prior to submitting the Proposal or that he will hold his shares through the 2004 Annual Meeting.

Since Mr. Gavitt failed to provide the requested documentary support of his stock ownership and the required representation within the required 14-day period, he has failed to comply with the requirements of Rules 14a-8(b) and (f). Accordingly, the Proposal may properly be omitted from the Corporation's proxy materials for the 2004 Annual Meeting.

2. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Corporation's ordinary business operations.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal that deals with a matter relating to the ordinary business of a corporation. The Division has routinely found that proposals relating to procedures for shareholder communications on matters relating to ordinary business may be excluded under Rule 14a-8(i)(7). See *CheckFree Corporation* (September 8, 2003); *PeopleSoft, Inc.* (March 14, 2003); and *Chevron Corp.* (February 8, 1998). The Proposal seeks to address the means by which the Corporation responds to letters submitted by stockholders. Such matters are well within the ordinary business operations of the Corporation and clearly do not raise any significant policy concerns. Accordingly, the Corporation believes that the Proposal should be excluded pursuant to Rule 14a-8(i)(7).

3. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(4) because it relates to the redress of a personal grievance against the Corporation.

Rule 14a-8(i)(4) permits the omission of a stockholder proposal that deals with a matter that relates to the redress of a personal grievance against the Corporation. According to the Proponent, he submitted letters on July 9, 2003 and August 15, 2003 relating to "information regarding a proposed investment offering through [his] 'on line' Bank of America affiliation." The Proponent claims that he did not get a response to either of his letters. In direct response to his perception of being "ignored" by the Corporation, the Proponent submitted the Proposal. The subject matter relates directly to the Proponent's perception that he has been slighted by the Corporation. See *NSTAR* (March 15, 2000); and *US WEST* (February 22, 1999) (both permitting the exclusion of proposals dealing with alleged company mistreatment of shareholders). The Proponent's grievance is further evidenced by the language in his Proposal. The Proposal requires that any requested response from the Corporation not be a "deliberate 'put off' to display contempt, or disrespect" to the Proponent. Accordingly, since the Proposal deals with a matter that relates to the redress of the Proponent's personal grievance against the Corporation, the Corporation believes that the Proposal should be excluded pursuant to Rule 14a-8(i)(4).

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2004 Annual Meeting. Based on the Corporation's timetable for the 2004 Annual Meeting, a response from the Division by March 5, 2004 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704.386.9036.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Jacqueline Jarvis Jones
Assistant General Counsel

cc: Arthur A. Gavitt

EXHIBIT A

Mp. Cummings
RECD OCT 07 2003

September 28, 2003

Bank of America Corporation
100 North Tryon Street 18th. Floor
Charlotte, North Carolina 28255
Attention: Mr. Kenneth D. Lewis, President

Dear Mr. Lewis: **SHAREOWNER PROPOSAL**

I, Arthur A. Gavitt desire to submit the following Shareowner Proposal for inclusion at the next Shareowner Meeting. And said Shareowner Proposal shall be presented for all Shareowners to view, and vote for or against said proposal.

It is customary for Officers of legitimately recognized New York Stock Exchange Listed Corporations to offer a response or an acknowledgement of letters or correspondence submitted by Share Owner(s) of said Corporation(s). On July 9, 2003, I submitted a letter directed to the attention of Mr. Kenneth D. Lewis, President of Bank of America Corporation. Said letter requested a response from Mr. Lewis, or a subordinate qualified person. Said letter requested information as related to Bank of America and any association and/or relationship Bank of America may have currently or at any time in the past with Sunset Financial Group. No response was forthcoming from Mr. Lewis or a Subordinate Person. On August 15th, 2003, I submitted a second request with an exact duplicate of the first request that had been previously submitted on July 9, 2003. As of the date of this proposal, September 28, 2003 no response or acknowledgement has been received by me. I enclose exact copies of both requests, as dated above, July 9, 2003, and August 15th 2003 as verification of both submissions, which have been ignored.

THE PROPOSAL

A policy shall be adopted by Mr. Lewis, and all subordinate Personnel to offer a response to letters submitted in good faith by Share Owners requesting specific legitimate information. Share Owners who take their valuable time to compose and submit a letter whose content is written clearly, and specifically are entitled to a response from the recipient or assigned subordinate person. The response will be related to the Share Owner's request, and not a deliberate "put off" to display contempt, or disrespect for the Share Owner.

I respectfully request that the proposal I am submitting be honoured, and receive a courteous and professional reception. Not as has been extended to my previous submissions, on July 9, 2003, and on August 15, 2003.

Arthur A. Gavitt
EPS X-13910 – P.O. Box 02-5261
Miami, Florida 33102-5261
Tel: 809-549-3571 e-mail: aae5538@codetel.net.do

EXHIBIT B

TD WATERHOUSE

TD Waterhouse Investor Services, Inc.
Member NYSE/SIPC
100 Wall Street
New York, NY 10005-3701
www.tdwaterhouse.com

ACCOUNT STATEMENT

ACCOUNT NO.	LAST STATEMENT	PERIOD ENDING
356-25303-1-8	05/31/2002	06/28/2002

ARTHUR GAVITT &
MAXIMA A GAVITT JT TEN
E P S #X-13910
PO BOX 02-5261
MIAMI FL 33102-5261

BRANCH INFORMATION

124 SOUTH WESTSHORE BLVD
TAMPA, FL 33609

CUSTOMER SERVICE: (800) 934-4448

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PORTFOLIO VALUE SUMMARY

ASSET ALLOCATION

June 28, 2002


MM FDIC
STOCKS

	THIS PERIOD	%	LAST PERIOD	%
MONEY MARKET ACCT - FDIC	$3,646.10	1.8	$ 561.48	.2
MONEY MARKET FUND				
STOCKS	202,505.00	98.2	288,330.00	99.8
FIXED INCOME				
OPTIONS				
MUTUAL FUNDS				
UNIT INVESTMENT TRUSTS				
TOTAL PORTFOLIO VALUE	$206,151.10	100.0	$288,891.48	100.0

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PORTFOLIO POSITIONS LONG

ACCT	QUANTITY	DESCRIPTION	SYMBOL	MARKET PRICE	MARKET VALUE	PORT PCT	DIV OR INT %	EST. ANNUAL INCOME
		CASH & CASH EQUIVALENTS						
CASH	3,646.10	TD WATERHOUSE BANK MONEY MARKET ACCOUNT		1.000	3,646.10	1.8	0.70	26
		STOCKS						
CASH	600	BANK OF AMER CORP	BAC	70.360	42,216.00	20.5	2.40	1,440
CASH	800	BRISTOL MYERS SQUIBB CO	BMY	25.700	20,560.00	10.0	1.12	896
CASH	1,000	CITIGROUP INC	C	38.750	38,750.00	18.8	0.72	720
CASH	300	GENERAL ELECTRIC CO	GE	29.050	8,715.00	4.2	0.72	216
CASH	300	JOHNSON & JOHNSON	JNJ	52.260	15,678.00	7.6	0.82	246
CASH	400	MERCK & CO INC	MRK	50.640	20,256.00	9.8	1.40	560
CASH	1,000	PFIZER INC	PFE	35.000	35,000.00	17.0	0.52	520
CASH	900	TEXAS INSTRUMENTS INC	TXN	23.700	21,330.00	10.3	0.09	77
		TOTAL - STOCKS			202,505.00	98.2		4,675
		TOTAL ACCOUNT			206,151.10	100.0		4,701

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INCOME AND EXPENSE SUMMARY

EXHIBIT C

Bank of America

Bank of America
Legal Department
NC1-002-29-01
101 South Tryon Street
Charlotte, NC 28255

Tel 704.386.1621
Fax 704.387.0108

October 21, 2003

VIA CERTIFIED MAIL/
RETURN RECEIPT REQUESTED

Mr. Arthur A. Gavitt
EPS X-13910 – P.O. Box 02-5261
Miami, FL 33102-5261

Re: Bank of America Corporation (the "Corporation")

Dear Mr. Gavitt:

On October 7, 2003, I received your stockholder proposal dated September 28, 2003. In order to properly consider your proposal for inclusion in the Corporation's proxy statement, you must meet certain eligibility requirements relating to your share ownership. In accordance with applicable rules of the Securities and Exchange Commission ("SEC"), please send a written statement from your broker verifying that, at the time you submitted your proposal, you had held at least $2,000 in market value of the Corporation's common stock continuously for at least one year. In addition, please confirm to us in writing that you intend to hold such securities through the date of the next annual meeting. Please note that if we do not receive such documentation **within 14 calendar days** of your receipt of this letter, we may properly exclude your proposal from our proxy statement.

In asking you to provide the foregoing information, the Corporation does not relinquish its right to later object to including your proposal on related or different grounds pursuant to applicable SEC rules.

Please send the requested documentation to my attention: Jacqueline Jarvis Jones, Bank of America Corporation, NC1-002-29-01, 101 South Tryon Street, Charlotte, NC 28255.

If you would like to discuss this matter, please feel free to call me at 704.386.9036.

Very truly yours,

Jacqueline Jarvis Jones
Assistant General Counsel

cc: Ms. Rachel R. Cummings, Corporate Secretary

USA
Official Sponsor 2000-2004
U.S. Olympic Teams

562194

Recycled Paper

EXHIBIT D

SENDER: *COMPLETE THIS SECTION*

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

Mr. Arthur A. Gavitt
EPS X-13910 – P.O. Box 02-5261
Miami, FL 33102-5261

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X [signature] ☐ Agent ☐ Addressee

B. Received by (*Printed Name*) [signature]

C. Date of Delivery 10/27/03

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? *(Extra Fee)* ☐ Yes

2. Article Number
(Transfer from service label) 7002 2410 0001 9280 7887

PS Form 3811, August 2001 Domestic Return Receipt 102595-02-M-1035

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 25, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated January 27, 2004

The proposal relates to responding to share owners.

There appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(f). We note that that the proponent appears not to have responded to Bank of America's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Bank of America relies.

Sincerely,

Grace K. Lee
Special Counsel